UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-14942

NOTIFICATION OF LATE FILING

(Check one:)	[X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR

For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PRO-DEX, INC.
Full Name of Registrant

Former Name if Applicable

2361 McGaw Avenue
Address of Principal Executive Office (Street and Number)

Irvine, CA 92614
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pro-Dex, Inc. (the “Company”) has not been able to compile the requisite financial data and other narrative information necessary to enable it to complete the Company’s Annual Report on Form 10-K (the “Form-10-K) for the fiscal year ended June 30, 2023, without unreasonable effort and expense for the reasons described below.

As disclosed in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2023, during the preparation of the Company’s consolidated financial statements for the fiscal year ended June 30, 2023, the Company determined its calculation of the estimated fair value of a warrant (the “Monogram Warrant”), which the Company was granted on December 20, 2018, representing the Company’s right to purchase up to 5% of the outstanding stock of Monogram Orthopaedics Inc. calculated on a fully diluted basis, was materially understated for fiscal years ended June 30, 2020, 2021 and 2022 and all interim periods commencing with the quarter ended September 30, 2020 through the quarter ended March 31, 2023.

The Company is finalizing its restatement analysis concerning valuation of the Monogram Warrant and intends on filing the Form 10-K, which the Company anticipates will restate the audited and unaudited consolidated financial statements for the effected periods, as soon as reasonably practical.

As a result of the foregoing, the Company will be unable to provide complete financial results for the year ended June 30, 2023 and file the Form 10-K by the required due date of September 28, 2023 without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alisha K. Carlson	(949)	769-3200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The estimated impact of the restatements concerning the Monogram Warrant on the Company’s consolidated financial statements is expected to increase unrealized gains on marketable securities shown on the consolidated income statement from an unrealized loss in the amount of $(1,037,000) to $(319,000) for the fiscal year ended June 30, 2020, from an unrealized gain of $1,371,000 to $2,006,000 for the fiscal year ended June 30, 2021, and from an unrealized loss of $(57,000) to an unrealized gain of $944,000 for the fiscal year ended June 30, 2022, but is not expected to impact reported revenues, operating income, cash or cash flows for any period. The Company’s unrealized gains on marketable securities for the fiscal year ended June 30, 2023, is expected to be $3,849,000, with the Monogram Warrant accounting for an estimated $3,806,000 of that amount. The foregoing estimates remain subject to change pending the Company’s finalization of its restatement analysis for the fiscal years ended June 30, 2020, 2021 and 2022 and completion of its financial statements for the fiscal year ended June 30, 2023.

PRO_DEX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2023	By	/s/ Alisha K. Charlson
		Name: Title:	Alisha K. Charlson Principal Financial Officer